FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dated October 24, 2012

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation

(Translation of Registrant’s Name into English)

Klarabergsviadukten

61-63

P.O. Box 194

SE-101 23 Stockholm

Sweden

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

The Registrant hereby incorporates all parts of this Report on Form 6-K by reference in Registration Statement no. 333-178202 filed by the Registrant with the Securities and Exchange Commission on Form F-3ASR under the Securities Act of 1933.

This Report comprises the following:

1.  Registrant’s report for the third quarter of 2012.

2.  Table of unaudited consolidated capitalization of the Registrant at September 30, 2012 (attached as Exhibit 99.2 herto).

2

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 24, 2012

AB Svensk Exportkredit

(Swedish Export Credit Corporation)

By:	/s/ Peter Yngwe

Peter Yngwe, President

3

SEK

Interim Report 3 2012

First nine months of 2012

•                  Net interest revenues amounted to Skr 1,466.1 million (9M11: Skr 1,340.6 million)

•                  Operating profit amounted to Skr 590.3 million (9M11: Skr 1,210.2 million)

•                  After-tax return on equity amounted to 3.9 percent (9M11: 9.4 percent)

•                  Operating profit excluding unrealized changes in fair value amounted to Skr 1,393.3 million (9M11: Skr 1,107.7 million)

•                  New lending to, and for, Swedish exporters during the first nine months of 2012 amounted to Skr 42.3 billion (9M11: Skr 34.2 billion)

•                  The outstanding volume of offers for loans at the end of the period amounted to Skr 60.6 billion (Skr 64.3 billion at year-end 2011)

•                  The common equity Tier-1 capital adequacy ratio was 20.5 percent at the end of the period (19.6 percent at year-end 2011)

•                  Basic and diluted earnings per share for the first nine months of 2012 amounted to Skr 103.3 (9M11: Skr 229.7)

Third quarter of 2012

•                  Net interest revenues amounted to Skr 455.6 million (3Q11: Skr 462.2 million)

•                  Operating profit for the third quarter of 2012 amounted to Skr 96.6 million (3Q11: Skr 253.3 million)

•                  Operating profit excluding unrealized changes in fair value for the third quarter of 2012 amounted to Skr 440.2 million (3Q11: Skr 309.9 million)

•                  Basic and diluted earnings per share for the third quarter of 2012 amounted to Skr 14.1 (3Q11: Skr 44.4)

2012

For the period
01/01/12 – 30/09/12
Download the report at www.sek.se

SEK’s mission

The mission of the Swedish Export Credit Corporation (SEK) is to secure access to financial solutions on a commercial basis to the Swedish export economy. SEK was founded in 1962 and is owned by the Swedish state.

Financial Highlights

	Jul-Sep, 2012	Apr-Jun, 2012	Jul-Sep, 2011	Jan-Sep, 2012	Jan-Sep, 2011	Jan-Dec, 2011
		Restated(1)
Amounts (other than %) in mn	Skr	Skr	Skr	Skr	Skr	Skr
Results
Net interest revenues	455.6	505.1	462.2	1,466.1	1,340.6	1,870.8
Operating profit	96.6	-245.2	253.3	590.3	1,210.2	1,889.1
Net profit (after taxes)	56.2	-188.5	177.1	412.3	916.6	1,399.5
After-tax return on equity (2)	1.6%	-5.3%	5.3%	3.9%	9.4%	10.5%

Operating profit excl. Unrealized changes in fair value(3)	440.2	352.0	309.9	1,393.3	1,107.7	1,847.6

Customer financing
New customer financing (4)	13,792	17,305	8,611	42,337	34,154	51,249
of which direct customer financing	1,865	4,785	3,749	10,053	13,881	20,549
of which end customer financing	11,927	12,520	4,862	32,284	20,273	30,700
Loans, outstanding and undisbursed (5)	218,922	223,611	213,924	218,922	213,924	220,672
Amounts of outstanding offers of lending (6)	60,565	70,415	60,320	60,565	60,320	64,294
of which binding offers	35,890	43,631	n.a.	35,890	n.a.	n.a.
of which non-binding offers	24,675	26,784	n.a.	24,675	n.a.	n.a.

Borrowing
New long-term borrowings (7)	14,775	13,333	18,933	40,823	45,179	47,685
Outstanding senior debt	267,173	279,293	291,047	267,173	291,047	273,245
Outstanding subordinated debt	3,070	3,281	3,218	3,070	3,218	3,175

Statement of financial position
Total assets	308,930	324,747	341,240	308,930	341,240	319,702
Total liabilities	294,851	310,821	327,771	294,851	327,771	305,734
Total equity	14,079	13,926	13,469	14,079	13,469	13,968

Capital
Total capital adequacy ratio, incl. Basel I-based additional requirements (8)	24.0%	22.9%	22.6%	24.0%	22.6%	23.3%
Total capital adequacy ratio, excl. Basel I-based additional requirements (9)	24.0%	22.9%	23.2%	24.0%	23.2%	23.3%
Tier-1 capital ratio, incl. Basel I-based additional requirements (10)	23.9%	22.9%	22.6%	23.9%	22.6%	23.3%
Common Equity Tier-1 capital adequacy ratio, incl. Basel I-based additional requirements (11)	20.5%	19.3%	19.0%	20.5%	19.0%	19.6%

The footnote markers in the above table refer to the Supplemental Information to the financial statements contained herein.

Unless otherwise indicated, amounts in this report are in millions (mn) of Swedish krona (Skr), abbreviated “Skr mn” and relate to the group consisting of SEK and its consolidated subsidiaries (the “Group” or the “Consolidated Group”). The international code for the Swedish currency, SEK, is not used in this report in order to avoid confusion with the same three-letter abbreviation, which has been used to denote AB Svensk Exportkredit since the company was founded in 1962.

Unless otherwise indicated, in matters concerning positions, amounts refer to those as of September 30, 2012 and December 31, 2011, and in matters concerning flows, the nine-month period ended on September 30, 2012. Amounts within parentheses refer to December 31, 2011 (in matters concerning positions), or nine-month period ending on September 30, 2011 (in matters concerning flows).

AB Svensk Exportkredit (SEK) is a Swedish corporation with the identity number 556084-0315, and with its registered office in Stockholm, Sweden. SEK is a public company as defined in the Swedish Companies Act. In some instances, under Swedish law, a public company is obligated to add “(publ.)” to its company name.

Statement by the President

Caution and uncertainty create continuous need for SEK’s financing

The year so far has been marked by caution and uncertainty. The companies are being affected by numerous correlated factors. The debt crisis continues to impact the financial markets and there is uncertainty about where the global economy is headed and about its development. Financial reforms are leading to tougher requirements on banks, which could result in higher financing costs for businesses. This will primarily affect smaller companies since they are unable to borrow in the capital markets in the same way as larger, better-known companies.

During the year SEK has played an important role in assisting Swedish companies through export finance and SEK believes that this period of uncertainty will remain for a long time to come. There will continue to be a strong need for a stable and well-functioning export credit system.

During this unsettled situation, it is important that the export companies have a secured financing.  Since we incur no refinancing risk this provides extra reassurance for exporters. Our message is clear — we have significant lending capacity with good capabilities to assist companies, and we want to collaborate with other institutions in order to help as many companies as possible.

SEK’s underlying operations are performing well. Net interest revenues for the first nine months amounted to Skr 1,466.1 million, an increase of 9.4 percent on the previous year. Operating profit for the first nine months decreased to Skr 590.3 million, compared with Skr 1,210.2 million for the same period in 2011. Operating profit was decreased mainly due to unrealized changes in value.  These unrealized changes in value is partly due to the fact that SEK´s cost of new borrowing has fallen over the period, which means that the outstanding debt increase in value, which has a negative impact on earnings. The return on equity after tax was 3.9 percent, compared with 9.4 percent in the year-earlier period. Operating profit, excluding changes in fair value, was Skr 1,393.3 million, compared with Skr 1,107.7 million for the same period in 2011.

SEK has restated its consolidated financial statements for the Interim Report for the period January 1, 2012 —June 30, 2012, in order to correct certain consequences related to the implementation of new refined methods of valuation of financial instruments that was conducted during second quarter 2012. The changes have the overall effect of reducing previously reported net income for the second quarter 2012. The net effect of the restatement has resulted in a reduction of previously reported net profit after tax for the second quarter 2012 by approximately Skr 315 million and increase of previously reported total other comprehensive income by approximately Skr 40 million.

Interim Report January-September2012

Good demand for SEK´s offer

SEK is seeing particularly significant demand for end customer financing. The capital markets have developed in a positive way, and provide an alternative for many major and well-known companies. At the same time demand for direct finance is good.

SEK’s lending operations consist of direct finance for Swedish exporters and end customer financing, whereby SEK provides financing for the customers of Swedish exporters. New lending volumes for the first nine months amounted to approximately Skr 42.3 billion, an increase of Skr 8.1 billion on the corresponding period in 2011. Overall, 23.7 percent of new lending consisted of direct finance, while 76.3 percent consisted of end customer financing.  Of the total volume of new lending in the first nine months of the year, Skr 13.8 billion was made in the third quarter.

The total volume of outstanding offers amounted to Skr 60.6 billion at the end of the period, a decrease of Skr 3.7 billions since the start of the year.

SEK has provided financing for Swedish exporters’ end-customers in around 40 export deals in 14 countries in every continent of the world, with the exception of Australia. The smallest deal financed was for Skr 1.8 million and the largest was Skr 8.4 billion. Within direct finance, SEK has been active in the third quarter in providing long-term loans in foreign currencies that are difficult to access.

In the third quarter, SEK provided financing for exports such as hi-tech cancer therapy equipment from Elekta to Hospital do Coração in Sao Paolo, Brazil. SEK has funded and guaranteed Royal Bank of Scotland’s arrangement for SSAB. Another example from the third quarter is the financing of the SME G. Larsson Starch Technology’s export of a starch extraction machine to Codipsa in Paraguay. The deal was done in collaboration with, among others, North Star, with reinsurance from EKN, which jointly guarantees credit. Cooperation with Northstar increases opportunities for SEK to finance SME-transactions.

New customer financing

(Skr billion)

Skr billion	Jan-Sep, 2012	Jan-Sep, 2011	Jan-Dec 2011
Customer financing of which:
- End customer financing (1)	32.3	20.3	30.7
- Direct customer financing	10.0	13.9	20.5
Total	42.3	34.2	51.2

(1) Of which Skr 9.2 billion (9M11: Skr 14.0 billion, 12M11 Skr 7.3 billion) had not been disbursed at period end.

New customer financing by sector

New customer financing

(Skr billion)

Successful funding despite turbulent market

The funding markets have been unpredictable during the year. However, SEK’s conservative business model, which requires matching of lending and borrowing, means that we are less exposed to difficult market conditions. We have good capacity for lending as our funding is already established over long maturities.

Europe has been the most important market throughout 2012, accounting for 37.1 percent of SEK’s total new borrowing. The US and Japan have also remained important funding markets. SEK’s new long-term borrowing in the first nine months amounted to approximately Skr 39.7 billion, which is a decrease of approximately Skr 5.5 billion from the same period in 2011. The repurchase of own debt amounted to Skr 7.9 billion and early redemption of borrowing amounted to Skr 12.9 billion for the period. SEK believes it is also important during periods of stress to occasionally offer to repurchase SEK’s bonds at the request of investors.

SEK undertook a number of transactions in the first part of the third quarter. This included a transaction at the end of July for GBP 325 million with a maturity of 4.4 years. Over a 10-day period at the end of July/start of August, SEK carried out four transactions in Swedish kronor for Nordic institutional investors with maturities between two and four years. SEK also issued a transaction for USD 250 million with a maturity of three years, which generated significant interest from the Middle East and Africa. Funding requirements have, however decreased during the period since SEK’s lending readiness is high.

In the third quarter SEK received international recognition for its professional funding operations at mtn-i’s Asia Pacific Awards. SEK received three distinctions at the event, including a Landmark Deal award for SEK’s first borrowing transaction in the local Chinese currency, RMB.

New borrowing
Long-term borrowing (Skr billion)

Markets, first nine months of 2012

Products, first nine months of 2012

Comments on the consolidated financial accounts

SEK has restated its consolidated financial statements for the Interim Report for the period January 7, 2012 - June 30, 2012, in order to correct certain consequences related to the implementation of new refined methods of valuation of financial instruments that was conducted during second quarter 2012. The changes have the overall effect of reducing previously reported net profit after tax for the second quarter 2012 by approximately Skr 315 million and increase of previously reported total other comprehensive income by approximately Skr 40 million.

January - September 2012

Operating profit

Operating profit for the first nine months of 2012 amounted to Skr 590.3 million (9M11: Skr 1,210.2 million), a decrease of 51.2 percent compared to the same period in the previous year. The decrease was mainly attributable to the decrease in net results of financial transactions amounting to Skr -502.0 million (9M11: Skr 232.2 million) which was mainly due to unrealized changes in credit spreads on SEK’s own debt. The change in credit spread is due to the fact that as of 30 September, 2012, there are better borrowing conditions for SEK compared to the conditions that prevailed at the beginning of the year. This results in an accounting valuation as losses on outstanding debt. Operating profit was positively impacted by improved net interest income and lower provisions for credit losses.

Net interest revenues

Net interest revenues for the first nine months of 2012 amounted to Skr 1,466.1 million (9M11: Skr 1,340.6 million), an increase of 9.4 percent compared to the same period the previous year. The increase in net interest revenues was due to an increase in margins which was partially offset by a decrease in the average size of volumes of interest-bearing assets.

The average margin on debt-financed interest-bearing assets amounted to 61 basis points per annum (9M11: 51 basis points), an increase in absolute terms of 10 basis points, or in relative terms of 19.6 percent compared to the same period the previous year. The increase in margin was mainly due to an increase in the portion of interest-bearing assets consisting of loans. Since the loans have higher margins than liquidity placements, the average margin increases. The increase in margin was also due to lower borrowing costs due to advantageous borrowing margins, mainly in US dollars and to higher margins on new loans.

The average amount of debt-financed interest-bearing assets amounted to Skr 256.4 billion (9M11: Skr 269.6 billion) during the period, a decrease of 4.9 percent compared to the same period in the previous year. The decrease was mainly related to liquidity placements. The majority of the decrease is the result of a strategic decision to match borrowing and new lending more closely, thus enabling a reduction in the volume of outstanding liquidity placements.

Net results of financial transactions

The net result of financial transactions for the first nine months of 2012 amounted to Skr -502.0 million (9M11: Skr 232.2 million). The decrease was mainly attributable to unrealized changes in fair value related to changes in credit spreads on SEK’s own debt. Offsetting effects were profits due to gains on the repurchase of bonds, which have increased compared to the same period the previous year.

—Realized net results of financial transactions

Realized net results of financial transactions amounted to Skr 624.5 million (9M11: Skr 129.7 million), an increase of 381.5 percent compared to the same period in the previous year. The positive change in the net result was attributable to the fact that a previously recognized unrealized gain was realized during the period amounting to Skr 323.5 million. This occurred when a few large interest rate and currency derivatives were closed out in order to prepare for the new regulatory framework for large exposures which comes into force at the turn of 2012/2013. The net loss in operating profit after the reversal of previously recognized unrealized gains (see paragraph below) amounted to Skr -30.1 million. The derivatives were replaced with new derivative instruments at market terms. The positive change in net result was also attributable to realized gains from disposed assets and debt redemption increasing to Skr 299.0 million (9M11: Skr 76.5 million). The gains were mainly attributable to repurchases of own debt on the structured bond market and  arose because SEK maintains a market-making role for its bonds and chooses from time to time to repurchase its own debt in response to investors’ requests.

—Unrealized net results of financial transactions

Unrealized net results of financial transactions  amounted to Skr -1,126.5 million (9M11: Skr 102.5 million). Unrealized changes in fair value in 2012 were mainly attributable to changes in credit spreads on SEK’s own debt, partly due to improved calculation methods and partly due to changes in the market’s assessments of SEK’s credit spreads. The change in credit spread is because as of 30 September, 2012, SEK can borrow at better rates than compared to the conditions that prevailed at the beginning of the year. This results in an accounting valuation as loss on outstanding debt. The change was also attributable to a reversal of a previously recognized unrealized gain of Skr -353.6 million due to the close-out of a few large interest rate and currency derivatives as described in the preceding paragraph. Offsetting effects were caused by positive changes in fair value related to the basis spread (the deviation in the rate basis between two currencies in a currency interest swap due to changes in interest rate bases). The positive result in the same period in 2011 was related to reclassified contingent assets related to Lehman Brothers and to changes in fair value on the basis spread, which were offset by negative changes in fair value related to SEK’s perpetual subordinated debt.

During the second quarter of 2012, SEK implemented improved methods of calculating the basis spread on derivatives whereby the interest flows in one currency are exchanged for interest flows in another currency and the calculation of credit spreads on own debt. The improved methods resulted in an initial negative effect on operating profit amounting to Skr 100 million. SEK estimates that the improvments do not have any material impact on previous periods. The methodological improvements are expected to result in greater volatility in operating income related to basis spreads and credit spreads on own debt attributable to structured borrowings.

Other operating income

Other operating income amounted to Skr 18.9 million (9M11: Skr 107.7 million) and consisted mainly of recovered expenses for the arbitration proceedings from a dispute with Sparbanksstiftelsernas Förvaltnings AB (SFAB). In March 2012, the arbitration proceedings, which cannot be appealed against, were concluded in SEK’s favor with regard to the dispute between SEK and SFAB. The decrease in other operating income compared to the same period in the previous year was attributable to the realized profit in 2011, amounting to Skr 105.1 million, from the disposal of the building that served as SEK’s headquarters, when SEK moved its headquarters to new, rented, premises.

Personnel expenses

Personnel expenses totaled Skr -214.5 million (9M11: Skr -207.2 million) an increase of 3.5 percent compared to the same period in the previous year. The increase in personnel expenses was due to increased payroll and change in provision for pension costs. Personnel expenses include an estimated cost for the general personnel incentive system of Skr -21.4 million (9M11: Skr -26.7 million). The outcome of the general personnel incentive system is based on operating profit excluding unrealized changes in fair value, and may not exceed two months’ salary. Executive Directors are not covered by the system.

Other expenses

Other expenses amounted to Skr -171.8 million (9M11: Skr -142.5 million) an increase of 20.6 percent compared to the same period the previous year. The increase in other expenses is mainly due to an increase in expenses for IT development related to mandatory regulations.

Net credit losses

Net credit losses for the first nine months of 2012 amounted to a net recovery of Skr 4.1 million (9M11: Skr -101.5 million). During the first nine months of 2012 an additional provision of Skr -20.0 million was made to the reserve for unspecified counterparties, while, by contrast, the same period the previous year the reserve amounted to Skr -100.0 million. The increase in the reserve results from a deterioration in credit quality for SEK’s counterparties, due to uncertainties in the European economy. Offsetting positive effects are primarily related to currency conversions in previous provisions.

Other comprehensive income

Other comprehensive income before tax amounted to Skr 161.0 million (9M11: Skr 383.7 million). Skr 22.7 million (9M11: Skr 0.9 million) was due to changes of value in available-for-sale securities and Skr 138.3 million (9M11: Skr 382.8 million) was due to other comprehensive income related to cash flow hedges.

The positive changes in fair value related to available-for-sale securities for the first nine months of 2012 amounted to Skr 22.7 million (9M11: Skr 0.9 million). The positive change in fair value both this year and the previous year, was due to lower credit spreads.

Other comprehensive income related to derivatives in cash flow hedges amounted, net, to Skr 138.3 million (9M11: Skr 382.8 million). The positive impact was due to changes in interest rates that were offset by transfers of realized changes in fair value from other comprehensive income to net interest revenues in operating profit.

After tax effects amounted to Skr -42.3 million (9M11: Skr -100.9 million), other comprehensive income amounted to Skr 118.7 million (9M11: Skr 282.8 million).

Third quarter of 2012

Operating profit

Operating profit for the third quarter amounted to 96.6 million (3Q11: Skr 253.3 million). The decrease in operating profit was mainly due to net results of financial transactions amounting to Skr -275.0 million (3Q11: -35.5) mainly related to changes in credit spreads on SEK’s own debt. Offsetting effects are mainly attributable to lower provisions for credit losses.

Net interest revenues

Net interest revenues for the third quarter amounted to Skr 455.6 million (3Q11: Skr 462.2 million), a decrease of 1.4 percent compared to the same period in 2011. The decrease in net interest revenues was due to lower average volumes.

The average margin on debt-financed assets for the third quarter of 2012 amounted to 56 basis points per annum (3Q11: 53 basis points), an increase in absolute terms of 3 basis points, or in relative terms of 5.7 percent compared to the same period the previous year. The increase in margin was mainly due to an increase in the portion of interest-bearing assets consisting of loans. Since the loans have higher margins than liquidity placements, the average margin increases.

The average amount of debt-financed assets amounted to Skr 254.9 billion (3Q11: Skr 271.2 billion) during the third quarter of 2012, a decrease of 6.0 percent compared to the same period the previous year.

Net results of financial transactions

The net result of financial transactions for the third quarter 2012 amounted to Skr -275.0 million (3Q11: Skr -35.5 million). The decrease was mainly attributable to changes in credit spreads on SEK’s own debt and improvements in valuation models.

—Realized net results of financial transactions

Realized net results of financial transactions for the third quarter amounted to Skr 392.1 million (3Q11: Skr 21.1 million). The positive change in the net result was attributable to the fact that a previously recognized unrealized gain was realized during the period amounting to Skr 323.5 million. This occurred when a few large interest rate and currency derivatives were closed out in order to prepare for the new regulatory framework for large exposures which comes into force at the turn of 2012/2013. The net loss in operating profit after the reversal of previously recognized unrealized gains (see paragraph below) amounted to Skr -30.1 million. The derivatives were replaced with new derivative instruments at market terms. The positive change in realized net result was also attributable to realized  net gains from disposed assets and debt redemption increasing to Skr 70.3 million (3Q11: Skr 10.5 million).

—Unrealized net results of financial transactions

Unrealized net results of financial transactions amounted to Skr -667.1 million (3Q11: Skr -56.6 million), partly due to improved calculation methods. The negative profit impact compared to the same period the previous year was mainly attributable to changes in credit spreads on SEK’s own debt and partly due to changes in fair value related to the basis-spread. The change was also attributable to a reversal of a previously recognized unrealized gains of Skr -353.6 million due the close out of a few large interest rate and currency derivatives as described in the preceding paragraph.

Personnel expenses

Personnel expenses for the third quarter amounted to Skr -63.3 million (3Q11: Skr -62.6 million) an increase of 1.1 percent compared to the same period in the previous year. The increase in personnel expenses was due to increased payroll. Personnel expenses include a cost of Skr -7.2 million (3Q11: -8.9 million) for the general personnel incentive system.

Other expenses

Other expenses amounted to Skr -49.3 million (3Q11: Skr -45.4 million) an increase of 8.6 percent compared to the same period in the previous year. The increase in other expenses is mainly due to an increase in expenses for IT development related to mandatory regulations.

Net credit losses

Net credit losses for the third quarter of 2012 amounted to a net recovery of Skr 32.0 million (3Q11: Skr -54.5 million). No additional provision was made for the reserve for unspecified counterparties during the third quarter 2012 (3Q11: Skr -50.0 million). The net recovery is mainly attributable to currency conversion of previous provisions.

Other comprehensive income

Other comprehensive income before tax amounted to Skr 131.8 million (3Q11: Skr 364.0 million) for the third quarter, of which Skr 1.1 million (3Q11: -12.7 million) was attributable to changes in value in available-for-sale securities and Skr 130.7 million (3Q11: Skr 376.7 million) was attributable to other comprehensive income related to cash flow hedges.

The changes in fair value for available-for-sale securities was due to slightly lower credit spreads on bonds which is a part of the liquidity placements.

The change in other comprehensive income related to derivatives in cash flow hedges was due to changes in interest rates that were offset by transfers of realized changes in fair value from other comprehensive income to net interest revenues in operating profit.

After tax effects amounting to Skr -34.6 million (3Q11: Skr -95.7 million), other comprehensive income amounted to Skr 97.2 million (3Q11: Skr 268.3 million).

Performance measurement

SEK discloses both operating profit (calculated in accordance with IFRS), which is operating profit including changes in fair value of certain financial instruments and operating profit excluding unrealized changes in fair value. Operating profit excluding unrealized changes in fair value excludes changes in the fair value of certain financial instruments that are recognized for IFRS purposes.

Operating profit excluding changes in fair value of certain financial instruments is a supplementary metric to operating profit. Operating profit values certain financial instruments at fair value even when SEK has the intention and the ability to hold them to maturity. Operating profit for the periods July-September, 2012 and January-September, 2012 excluding unrealized changes in fair value does not reflect these mark-to-market valuation effects. Operating profit excluding unrealized changes in fair value excludes a gain amounting to Skr 323.5 million that was realized when a few large interest rate and currency derivatives in hedge relations were closed out in order to prepare for the new regulatory framework for large exposures which comes into force at the turn of 2012/2013. The derivatives were replaced with new derivative instruments at market terms.

Performance measurement

	Jul-Sep,	Apr-Jun,	Jul-Sep,	Jan-Sep,	Jan-Sep,	Jan-Dec,
Skr mn	2012	2012	2011	2012	2011	2011
		Restated, see note 1
Operating profit	96.6	-245.2	253.3	590.3	1,210.2	1,889.1
Unrealized changes in fair value	343.6	597.2	56.6	803.0	-102.5	-41.5
Operating profit excl. Unrealized changes in fair value	440.2	352.0	309.9	1,393.3	1,107.7	1,847.6

Statement of Financial Position

Total assets and liquidity placements

SEK’s total assets amounted to Skr 308.9 billions of September 30, 2012, a decrease of 3.4 percent from year-end 2011 (Year-end 2011: Skr 319.7 billion). The decrease in total assets is attributable to loans and derivatives while the liquidity has increased slightly.

The combined amount of loans outstanding and loans committed though not yet disbursed amounted to Skr 218.9 billion as of September 30, 2012 (Year-end 2011: Skr 220.7 billion), a decrease of 0.8 percent from year-end 2011. Of the total amount at September 30, 2012, Skr 184.8 billion represented outstanding loans, a decrease of 5.5 percent from year-end 2011 (Year-end 2011: Skr 195.6 billion). The decrease is attributable to amortization and exchange rate effects. Of the total amount of outstanding loans, loans in the S-system amounted to Skr 35.6 billion (Year-end 2011: Skr 34.2 billion), representing an increase of 4.1 percent from year-end 2011. See Note 9.

As of September 30, 2012  the aggregate amount of outstanding offers amounted to Skr 60.6 billion, a decrease of 5.8 percent since year-end 2011 (Year-end 2011: Skr 64.3 billion). Skr 48.4 billion (Year-end 2011: Skr 57.6 billion) of outstanding offers derived from the S-system. During 2012, SEK has changed its approach to providing offers. The revised method means that binding or non-binding offers are provided. Binding offers are included in commitments. Skr 35.9 billion of outstanding offers represents binding offers and Skr 24.7 billion represents non-binding offers.

There has been no major change in the composition of SEK’s counterparty exposure, although the exposure to states has increased somewhat in proportion to the expense of the exposure to companies and financial institutions. Of the total counterparty exposure at September 30, 2012, 49.0 percent (Year-end 2011: 43.4 percent) was to states and government export credit agencies; 23.4 percent (Year-end 2011: 27.6 percent) was to financial institutions; 3.1 percent (Year-end 2011: 5.1 percent) was to asset-backed securities; 16.6 percent (Year-end 2011: 17.7 percent) was to companies; and 7.3 percent (Year-end 2011: 6.1 percent) was to municipalities. SEK’s exposure to derivative counterparties is significantly limited compared to the amount of derivatives reported among SEK’s assets since most derivatives are subject to collateral agreements. See the table “Total net exposures” in Note 12.

SEK’s hedging transactions are expected to be effective in offsetting changes in fair value attributable to hedged risks. The gross value of certain items in the statements of financial position, particularly derivatives and issued (non-subordinated) securities, which effectively hedge each other, requires complex judgments regarding the most appropriate valuation technique, assumptions and estimates. If different valuation models or assumptions were used, or if assumptions changed, this could produce different valuation results. Excluding the impact on valuation of spreads on SEK’s own debt and basis spreads (which can be significant), such changes in fair value would generally offset each other, with little impact on the value of net assets (see Notes 7 and 8).

Liabilities and equity

As of September 30, 2012, the aggregate volume of available funds and shareholders’ equity exceeded the aggregate volume of loans outstanding and loans committed at all maturities. Thus, SEK considers that all outstanding commitments are covered through maturity.

Capital adequacy

SEK’s capital adequacy ratio calculated according to Basel II, Pillar 1, was 24.0 percent as of September 30, 2012 (Year-end 2011: 23.3 percent), of which the Tier-1 capital ratio was 23.9 percent (Year-end 2011: 23.3 percent). The Common Equity Tier-1 capital adequacy ratio was 20.5 percent (Year-end 2011: 19.6 percent). See Note 12 for further information on capital adequacy, risk and exposure.

Events after the reporting period

No events with significant impact on the information in this report have occurred after the end of the reporting period.

Consolidated Statement of Comprehensive Income

Unaudited (except for Jan-Dec, 2011)

Skr mn	Note	Jul-Sep 2012	Apr-Jun 2012	Jul-Sep 2011	Jan-Sep 2012	Jan-Sep 2011	Jan-Dec 2011
			Restated, see note 1
Interest revenues		2,426.7	2,716.5	2,612.9	7,689.5	7,533.1	10,223.0
Interest expenses		-1,971.1	-2,211.4	-2,150.7	-6,223.4	-6,192.5	-8,352.2
Net interest revenues		455.6	505.1	462.2	1,466.1	1,340.6	1,870.8

Commissions earned		3.0	1.8	-5.2	9.4	3.9	12.3
Commissions incurred		-2.4	-2.7	-1.5	-7.6	-12.4	-14.9
Net results of financial transactions	2	-275.0	-555.0	-35.5	-502.0	232.2	523.4
Other operating income		0.1	1.1	-0.6	18.9	107.7	108.8
Operating income		181.3	-49.7	419.4	984.8	1,672.0	2,500.4

Personnel expenses		-63.3	-77.8	-62.6	-214.5	-207.2	-282.8
Other expenses		-49.3	-67.3	-45.4	-171.8	-142.5	-203.1
Depreciations and amortizations of non-financial assets		-4.1	-4.4	-3.6	-12.3	-10.6	-14.5
Net credit losses	3	32.0	-46.0	-54.5	4.1	-101.5	-110.9
Operating profit		96.6	-245.2	253.3	590.3	1,210.2	1,889.1

Taxes	4	-40.4	56.7	-76.2	-178.0	-293.6	-489.6
Net profit for the period (after taxes)(i)		56.2	-188.5	177.1	412.3	916.6	1,399.5

Other comprehensive income related to:
Available-for-sale securities		1.1	2.1	-12.7	22.7	0.9	12.1
Derivatives in cash flow hedges		130.7	152.8	376.7	138.3	382.8	394.7
Tax on other comprehensive income	4	-35.7	-40.7	-95.7	-42.3	-100.9	-107.0
Total other comprehensive income		96.1	114.2	268.3	118.7	282.8	299.8
Total comprehensive income(i)		152.3	-74.3	445.4	531.0	1,199.4	1,699.3

(i) The entire profit is attributable to the shareholder of the Parent Company.

Skr	Jul-Sep 2012	Apr-Jun 2012	Jul-Sep 2011	Jan-Sep 2012	Jan-Sep 2011	Jan-Dec 2011
		Restated, see note 1
Basic and diluted earnings per share(ii)	14.1	-47.2	44.4	103.3	229.7	350.8

(ii) The average number of shares amounts to 3,990,000  for all periods.

Consolidated Statement of Financial Position

Unaudited (except for Jan-Dec, 2011)

Skr mn	Note	September 30, 2012	December 31, 2011
Assets
Cash and cash equivalents	6, 7	3,813.5	3,749.6
Treasuries/government bonds	6, 7	3,544.9	2,033.4
Other interest-bearing securities except loans	3, 6, 7	77,537.4	74,738.5
Loans in the form of interest-bearing securities	6, 7	57,245.4	66,204.5
Loans to credit institutions	3, 6, 7	23,691.7	25,791.6
Loans to the public	3, 6, 7	107,385.1	107,938.1
Derivatives	7, 8	28,693.4	31,467.0
Property, plant, equipment and intangible assets	5	144.1	128.4
Other assets		4,297.9	3,909.8
Prepaid expenses and accrued revenues		2,577.0	3,741.0
Total assets		308,930.4	319,701.9

Liabilities and equity
Borrowing from credit institutions	7	14,850.0	15,833.9
Borrowing from the public	7	55.7	59.1
Senior securities issued	7	252,267.4	257,352.4
Derivatives	7, 8	18,438.0	22,604.8
Other liabilities		3,257.4	2,497.0
Accrued expenses and prepaid revenues		2,295.5	3,351.0
Deferred tax liabilities		567.3	811.6
Provisions		49.9	49.6
Subordinated securities issued	7	3,070.1	3,174.4
Total liabilities		294,851.3	305,733.8

Share capital		3,990.0	3,990.0
Reserves		413.3	294.6
Retained earnings		9,675.8	9,683.5
Total equity		14,079.1	13,968.1

Total liabilities and equity		308,930.4	319,701.9

Collateral provided etc.
Collateral provided		None	None
Interest-bearing securities
Subject to lending		75.2	123.0

Contingent assets and liabilities	11	1.1	1.1

Commitments
Committed undisbursed loans	11	34,133.1	25,071.8
Binding offers	11	35,889.6	—

Consolidated Statement of Changes in Equity, in Summary

Unaudited (except for Jan-Dec, 2011)

			Reserves
Skr mn	Equity	Share capital (1)	Hedge reserve	Fair value reserve	Retained earnings
Opening balance of equity January 1, 2011	12,569.8	3,990.0	28.5	-33.7	8,585.0
Net profit Jan-Sep, 2011	916.6				916.6
Other comprehensive income related to:
Available-for-sale securities	0.9			0.9
Derivatives in cash flow hedges	382.8		382.8
Tax on other comprehensive income Jan-Sep, 2011	-100.9		-100.7	-0.2
Total other comprehensive income Jan-Sep, 2011	282.8		282.1	0.7
Total comprehensive income Jan-Sep, 2011	1,199.4		282.1	0.7	916.6
Dividend	-301.0				-301.0
Closing balance of equity September 30, 2011 (2)	13,468.2	3,990.0	310.6	-33.0	9,200.6
Opening balance of equity January 1, 2011	12,569.8	3,990.0	28.5	-33.7	8,585.0
Net profit Jan-Dec, 2011	1,399.5				1,399.5
Other comprehensive income related to:
Available-for-sale securities	12.1			12.1
Derivatives in cash flow hedges	394.7		394.7
Tax on other comprehensive income Jan-Dec, 2011	-107.0		-103.8	-3.2
Total other comprehensive income Jan-Dec, 2011	299.8		290.9	8.9
Total comprehensive income Jan-Dec, 2011	1,699.3		290.9	8.9	1,399.5
Dividend	-301.0				-301.0
Closing balance of equity December 31, 2011 (2)	13,968.1	3,990.0	319.4	-24.8	9,683.5
Opening balance of equity January 1, 2012	13,968.1	3,990.0	319.4	-24.8	9,683.5
Net profit Jan-Sep, 2012	412.3				412.3
Other comprehensive income related to:
Available-for-sale securities	22.7			22.7
Derivatives in cash flow hedges	138.3		138.3
Tax on other comprehensive income Jan-Sep, 2012	-42.4		-36.4	-6.0
Total other comprehensive income Jan-Sep, 2012	118.6		101.9	16.7
Total comprehensive income Jan-Sep, 2012	530.9		101.9	16.7	412.3
Dividend	-420.0				-420.0
Closing balance of equity September 30, 2012 (2)	14,079.1	3,990.0	421.3	-8.1	9,675.8

(1) The total number of shares is 3,990,000.

(2) The entire equity is attributable to the shareholder of the Parent Company.

Consolidated Statement of Cash Flows

Unaudited (except for Jan-Dec, 2011)

Skr mn	Jan-Sep, 2012	Jan-Sep, 2011	Jan-Dec, 2011
Operating activities
Operating profit (1)	590.3	1,210.2	1,889.1

Adjustments to convert operating profit to cash flow:
Write-down of impaired financial instruments	-4.1	34.0	43.4
Depreciation	12.3	10.6	14.5
Derivatives	618.2	9,569.2	567.6
Gain on sale of subsidiary	—	-105.1	-105.1
Exchange rate differences	-0.5	-6.2	-4.6
Other	1,226.7	300.3	62.4
Income tax paid	-264.3	-1,051.3	-1,187.5
Total adjustments to convert operating profit to cash flow	1,588.3	8,751.5	-609.3

Disbursements of loans	-29,868.8	-37,614.3	-57,673.4
Repayments of loans	35,974.3	27,974.6	41,113.1
Net change in bonds and securities held	-8,893.5	8,693.7	29,211.8
Other changes — net	-241.5	-1,107.1	378.9
Cash flow from (+)/to (-) operating activities	-850.9	7,908.6	14,310.2

Investing activities
Capital expenditures	-28.3	200.1	139.1
Cash flow from (+)/to (-) investing activities	-28.3	200.1	139.1

Financing activities
Proceeds from issuance of short-term senior debt	1,137.7	867.8	3,403.6
Proceeds from issuance of long-term senior debt	41,453.5	45,728.0	51,486.4
Repayments of debt	-20,475.2	-29,579.3	-37,565.7
Repurchase and early redemption of own long-term debt	-20,755.9	-29,670.7	-36,522.6
Dividend paid	-420.0	-301.0	-301.0
Cash flow from (+)/to (-) financing activities	940.1	-12,955.2	-19,499.3

Net cash flow for the year	60.9	-4,846.5	-5,050.0
Exchange rate differences on cash and cash equivalents	3.0	1.0	1.6
Cash and cash equivalents at beginning of the period	3,749.6	8,798.0	8,798.0
Cash and cash equivalents at end of the period (2)	3,813.5	3,952.5	3,749.6

Comments on the cash flow statement:

(1) Interest payments received and expenses paid

Skr mn	Jan-Sep, 2012	Jan-Sep, 2011	Jan-Dec, 2011
Interest payments received	9,314.3	7,979.4	10,446.9
Interest expenses paid	7,721.5	6,428.1	8,534.9

(2) Cash and cash equivalents

Skr mn	Jan-Sep, 2012	Jan-Sep, 2011	Jan-Dec, 2011
Cash at banks	162.4	177.5	231.8
Cash equivalents	3,651.1	3,775.0	3,517.8
Total cash and cash equivalents	3,813.5	3,952.5	3,749.6

Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date. See Note 6.

Notes

1.               Applied Accounting Principles

2.               Net Results of Financial Transactions

3.               Impairment and Past-due Receivables

4.               Taxes

5.               Property, Plant, Equipment and Intangible Assets

6.               Loans and Liquidity Placements

7.               Classification of Financial Assets and Liabilities

8.               Derivatives

9.               S-System

10.         Segment Reporting

11.         Contingent Liabilities, Contingent Assets and Commitments

12.         Capital Adequacy and Exposures

13.         Transactions with Related Parties

14.         Events After the Reporting Period

All amounts are in Skr million, unless otherwise indicated. All figures concern the Consolidated Group, unless otherwise indicated.

Note 1. Applied Accounting Principles

This Interim Report is presented in accordance with IAS 34, Interim Financial Reporting. The Group’s consolidated accounts have been prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and endorsed by the European Union (EU). The accounting also follows the Annual Accounts Act for Credit Institutions and Securities Companies (1995:1559) and the regulation and general guidelines issued by the Swedish Financial Supervisory Authority, “Annual Reports in Credit Institutions and Securities Companies” (FFFS 2008:25). In addition to this, the supplementary accounting rules for groups (RFR 1) issued by the Swedish Financial Reporting Board have been applied. SEK also follows the state’s general guidelines regarding external reporting in accordance with its corporate governance policy and guidelines for state-owned companies.

The Consolidated Group’s and the Parent Company’s accounting policies, methods of computation and presentation are, in all material aspects, the same as those used for the 2011 annual financial statements. Certain amounts reported in prior periods have been reclassified to conform to the current presentation. Changes in accounting standards have had insignificant impact on accounting in 2012.The Interim Report does not include all the disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2011.

Restatements related to 2nd quarter 2012

SEK has restated its consolidated financial statements for the second quarter 2012, in order to correct certain errors in the valuation of financial instruments. The errors resulted from errors in the implementation of refined system to perform the valuation of financial instruments in the second quarter.  The restatements had the effect of  reducing previously reported net income for the three months and six months ended June 30, 2012 by approximately Skr 315 million. The change in comprehensive income appears in net result of financial transactions and other comprehensive income related to derivatives in cash flow hedges and is related to unrealised changes in fair value. The effect of the restatements on the statements of comprehensive income, financial position, changes in equity are summarized below.

Consolidated Statement of Comprehensive Income

	Apr-Jun 2012		Apr-Jun 2012	Jan-Jun 2012		Jan-Jun 2012
Skr mn	As previously reported	Effect of restatement	As restated	As previously reported	Effect of restatement	As restated
Interest revenues	3,171.2	-454.7	2,716.5	5,717.5	-454.7	5,262.8
Interest expenses	-2,666.1	454.7	-2,211.4	-4,707.0	454.7	-4,252.3
Net results of financial transactions	-127.7	-427.3	-555.0	200.3	-427.3	-227.0
Operating income	377.6	-427.3	-49.7	1,230.8	-427.3	803.5
Operating profit	182.1	-427.3	-245.2	921.0	-427.3	493.7

Taxes	-55.7	112.4	56.7	-250.0	112.4	-137.6
Net profit for the period (after taxes)	126.4	-314.9	-188.5	671.0	-314.9	356.1
Derivatives in cash flow hedges	98.6	54.2	152.8	-46.6	54.2	7.6
Tax on other comprehensive income	-26.4	-14.3	-40.7	6.6	-14.3	-7.7
Total other comprehensive income	74.3	39.9	114.2	-18.4	39.9	21.5

Total comprehensive income	200.7	-275.0	-74.3	652.6	-275.0	377.6
Skr
Basic and diluted earnings per share	31.7	-78.9	-47.2	168.2	-78.9	89.3

Consolidated Statement of Financial Position

	June 30, 2012		June 30, 2012
	As previously reported	Effect of restatement	As restated
Assets
Loans to the public	109,915.8	-10.0	109,905.8
Total assets	324,757.3	-10.0	324,747.3

Liabilities and equity
Senior securities issued	261,088.2	229.5	261,317.7
Derivatives	21,218.5	133.6	21,352.1
Deferred tax liabilities	798.0	-98.1	699.9
Total liabilities	310,556.5	265.0	310,821.5
Reserves	276.2	39.9	316.1
Retained earnings	9,934.6	-314.9	9,619.7
Total equity	14,200.8	-275.0	13,925.8
Total liabilities and equity	324,757.3	-10.0	324,747.3

Consolidated Statements of Changes in Equity (As restated)

			Reserves
			Hedge	Fair value	Retained
	Equity	Share Capital	Reserve	reserve	earnings
Opening balance of equity January 1, 2012	13,968.1	3,990.0	319.4	-24.8	9,683.5
Net profit Jan-Jun, 2012	356.1				356.1
Other comprehensive income related to:
Available-for-sale securities	21.6			21.6
Derivatives in cash flow hedges	7.6		7.6
Tax on other comprehensive income Jan-Jun, 2012	-7.7		-2.0	-5.7
Total other comprehensive income Jan-Jun, 2012	21.5		5.6	15.9
Total comprehensive income Jan-Jun, 2012	377.6		5.6	15.9	356.1
Dividend	-420.0				-420.0
Closing balance of equity June 30, 2012	13,925.8	3,990.0	325.0	-8.9	9,616.6

The consolidated statement of cash flows is not impacted by the restatement as the corrections are completely related to unrealized changes in fair value. Notes 2, 10 and 12 have been restated to reflect the corrections. Notes 6, 7 and 8 are not materially impacted by the restatements, and restated figures for June 30, 2012 are therefore not disclosed.

Note 2. Net Results of Financial Transactions

Skr mn	Jul-Sep, 2012		Apr-Jun, 2012		Jul-Sep, 2011		Jan-Sep, 2012		Jan-Sep, 2011		Jan-Dec, 2011
			Restated, see note 1
Net results of financial transactions were related to:
Currency exchange effects on all assets and liabilities excl. currency exchange effects related to revaluation at fair value	-1.7		-1.2		2.5		0.6		5.1		4.8
Interest compensation	—		—		8.1		—		48.0		42.2
Realized results on settled assets and repurchased debt	393.8	(3)	43.4		10.5		623.9	(3)	76.6		434.9	(1)
Total net results of financial transactions, before certain fair value changes	392.1		42.2		21.1		624.5		129.7		481.9

Unrealized changes in fair value related to financial assets, financial liabilities and related derivatives	-667.1	(3)	-597.2	(2)	-56.6	(1)	-1,126.5	(3)	102.5	(1)	41.5
Total net results of financial transactions	-275.0		-555.0		-35.5		-502.0		232.2		523.4

(1)For the period January-December 2011 a realized gain of Skr 279.3 million is included attributable to the disposal of an earlier reclassified contingent asset, of which Skr 127.0 million was already recorded as an unrealized gain in the third quarter of 2011, related to Lehman Brothers that was effectuated in November 2011.

(2)During the second quarter of 2012, SEK implemented an improved method of calculating the basis spread on derivatives whereby the interest flows in one currency are exchanged for interest flows in another currency. This new method also includes the calculation of credit spreads on own debt. The improved method resulted in an initial negative effect on operating profit amounting to Skr 100 million.

(3)A previously recognized unrealized gain amounting to Skr 323.5 million was realized during the third quarter of 2012 when a few large interest rate and currency derivatives were closed out in order to prepare for the new regulatory framework for large exposures which comes into force at the turn of 2012/2013. The derivatives were replaced with new derivative instruments at market terms.

Note 3. Impairment and Past-due Receivables

Skr mn	Jul-Sep, 2012	Apr-Jun, 2012	Jul-Sep, 2011	Jan-Sep, 2012	Jan-Sep, 2011	Jan-Dec, 2011
Net credit losses (1), (2)	1.8	-32.9	-53.5	-41.1	-114.9	-125.1
Reversal of previous write-downs (1), (2), (3)	27.3	-17.4	-3.6	33.4	9.3	10.0
Net impairments and reversals	29.1	-50.3	-57.1	-7.7	-105.6	-115.1
Recovered credit losses	2.9	4.3	2.6	11.8	4.1	4.2
Net credit losses	32.0	-46.0	-54.5	4.1	-101.5	-110.9
of which related to loans (4)	3.4	-25.1	-38.2	-25.2	-76.7	-78.4
of which related to liquidity placements (4)	28.6	-20.9	-16.3	29.3	-24.8	-32.5

Changes in reserves of financial assets
Balance brought forward	-713	-662.7	-609.6	-676.2	-561.1	-561.1
Impaired financial assets sold	—	—	—	—	—	—
Net impairments and reversals	29.1	-50.3	-57.1	-7.7	-105.6	-115.1
Balance carried forward	-683.9	-713.0	-666.7	-683.9	-666.7	-676.2
of which related to loans (4)	-202.8	-203.1	-167.5	-202.8	-167.5	-166.2
of which related to liquidity placements (4)	-481.1	-509.9	-499.2	-481.1	-499.2	-510.0

(1)SEK has two assets in the form of CDOs. These two CDOs are first-priority-tranches with end-exposure to the U.S. sub-prime market. A reversal of Skr 30.5 million was recorded in the nine month period in relation to these two CDOs (9M11: Skr 16.0), bringing the total of such impairment to Skr 460.9 million (Year-end 2011: Skr 491.4 million). The assets have a gross book value before impairment of Skr 597.9 million (Year-end 2011: Skr 641.4 million).

(2)The amount for the nine month period includes a provision of Skr 20.0 million (9M11: Skr 100.0 million) related to bad debts not linked to a specific counterparty. This results in the provision for bad debts not linked to a specific counterparty amounting to Skr 180.0 million (Year-end 2011: Skr 160.0 million). The provision for bad debts not linked to a specific counterparty relates to deterioration in credit quality related to assets not individually reserved for. The increase in the reserve resulted from the higher inherent credit risk in SEK’s portfolio as a whole due to uncertainties in the European financial markets and related adverse economic conditions. The reserve was increased due to the risk of losses that are currently unknown to SEK. SEK assessed the reserve according to a methodology based on both quantitative and qualitative analysis of all exposures accounted for at amortized cost.

(3)Of which Skr 30.8 million (-) refers to unrealized currency effects during the period January-September 2012.

(4)See Note 6 for definitions.

Past-due Receivables

Receivables past due have been recorded to reflect the amounts expected to actually be received at settlement.

Skr mn	September 30, 2012		December 31, 2011
Past-due receivables:
Aggregate amount less than 90 days past-due	153.6	(1)	154.2	(1)
Aggregate amount of principal and interest more than 90 days past-due	1,277.8	(1), (2)	891.8	(1), (2)
Principal amount not past-due on such receivables	1,710.5	(1)	2,079.4	(1)

(1)Past-due receivables consist primarily of one loan in respect of which discussion regarding restructuring has been initiated but not concluded. The credit is fully covered by adequate guarantees and therefore no loan loss reservation has been made.

(2)Of the aggregate amount of principal and interest past due Skr 144.8 million (Year-end 2011: Skr 153.5 million) was due for payment more than three but less than six months before the balance-sheet date, and Skr 144.8 million (Year-end 2011: Skr 153.5 million) was due for payment more than six but less than nine months before the balance-sheet date.

Note 4. Taxes

The reported amount of taxes represents current tax and deferred tax. Deferred tax includes deferred taxes on temporary differences, including deferred tax related to untaxed reserves. Sale of shares in the subsidiary AB SEKTIONEN in the second quarter of 2011 was not taxable, which then reduced the effective tax rate.

Note 5. Property, Plant, Equipment and Intangible Assets

Skr mn	September 30, 2012	December 31, 2011

Property, land and equipment
Net book value at beginning of the year	40.7	141.9
Acquisitions of the period	5.4	16.2
Sales or disposals of the period	-0.4	-107.5	(1)
Depreciations of the period	-8.4	-9.9
Net book value of property, plant and equipment	37.3	40.7

Intangible assets
Net book value at beginning of the year	87.7	17.1
Acquisitions of the period	23.0	75.1
Depreciations of the period	-3.9	-4.5
Net book value of intangible assets	106.8	87.7

Net book value of tangible and intangible assets	144.1	128.4

(1)The subsidiary AB SEKTIONEN, owner of SEK’s former office building, was sold during the second quarter of 2011 and generated a positive result of Skr 105.1 million which is reported as other operating income in the consolidated statement of comprehensive income.

Note 6. Loans and Liquidity Placements

SEK treats loans in the form of interest-bearing securities as a part of SEK’s total loans. SEK’s total loans and liquidity placements are calculated as follows:

Skr mn	September 30, 2012	December 31, 2011
Loans:
Loans in the form of interest-bearing securities	57,245.4	66,204.5
Loans to credit institutions	23,691.7	25,791.6
Loans to the public	107,385.1	107,938.1
Less:
Deposits with time to maturity exceeding three months	-3,532.9	-4,334.3
Total loans	184,789.3	195,599.9

Liquidity placements:
Cash and cash equivalents (1)	3,813.5	3,749.6
Deposits with time to maturity exceeding three months	3,532.9	4,334.3
Treasuries/government bonds	3,544.9	2,033.4
Other interest-bearing securities except loans	77,537.4	74,738.5
Total liquidity placements	88,428.7	84,855.8

Total interest-bearing assets	273,218.0	280,455.7

(1)Cash and cash equivalents include, in this context, cash at banks that can be immediately converted into cash and short-term deposits for which the time to maturity does not exceed three months from trade date.

Note 7. Classification of Financial Assets and Liabilities

Financial assets by accounting category

	September 30, 2012
		Financial assets at fair value through profit or loss
Skr mn	Total	Held-for- trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available- for-sale	Loans and receivables (1)
Cash and cash equivalents	3,813.5	—	—	—	—	3,813.5
Treasuries/government bonds	3,544.9	—	—	—	2,693.4	851.5
Other interest-bearing securities except loans	77,537.4	—	2,967.8	—	9,418.6	65,151.0
Loans in the form of interest-bearing securities	57,245.4	—	2,109.4	—	—	55,136.0
Loans to credit institutions	23,691.7	—	—	—	—	23,691.7
Loans to the public	107,385.1	—	—	—	—	107,385.1
Derivatives	28,693.4	12,341.8	—	16,351.6	—	—
Total financial assets	301,911.4	12,341.8	5,077.2	16,351.6	12,112.0	256,028.8

Financial liabilities by accounting category

	September 30, 2012
		Financial liabilities at fair value through profit or loss
Skr mn	Total	Held-for- trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (3)
Borrowing from credit institutions	14,850.0	—	—	—	14,850.0
Borrowing from the public	55.7	—	—	—	55.7
Senior securities issued	252,267.4	—	120,349.6	—	131,917.8
Derivatives	18,438.0	15,552.4	—	2,885.6	—
Subordinated securities issued	3,070.1	—	—	—	3,070.1
Total financial liabilities	288,681.2	15,552.4	120,349.6	2,885.6	149,893.6

Financial assets by accounting category

	December 31, 2011
		Financial assets at fair value through profit or loss
Skr mn	Total	Held-for- trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Available- for-sale	Loans and receivables (1)
Cash and cash equivalents	3,749.6	—	—	—	—	3,749.6
Treasuries/government bonds	2,033.4	—	—	—	—	2,033.4
Other interest-bearing securities except loans	74,738.5	—	4,477.4	—	9,197.6	61,063.5
Loans in the form of interest-bearing securities	66,204.5	—	2,288.8	—	—	63,915.7
Loans to credit institutions	25,791.6	—	—	—	—	25,791.6
Loans to the public	107,938.1	—	—	—	—	107,938.1
Derivatives	31,467.0	12,696.7	—	18,770.3	—	—
Total financial assets	311,922.7	12,696.7	6,766.2	18,770.3	9,197.6	264,491.9

Financial liabilities by accounting category

	December 31, 2011
		Financial liabilities at fair value through profit or loss
Skr mn	Total	Held-for- trading (2)	Designated upon initial recognition (FVO)	Derivatives used for hedge accounting	Other financial liabilities (3)
Borrowing from credit institutions	15,833.9	—	—	—	15,833.9
Borrowing from the public	59.1	—	—	—	59.1
Senior securities issued	257,352.4	—	130,317.6	—	127,034.8
Derivatives	22,604.8	19,954.8	—	2,650.0	—
Subordinated securities issued	3,174.4	—	—	—	3,174.4
Total financial liabilities	299,024.6	19,954.8	130,317.6	2,650.0	146,102.2

(1)Of loans and receivables, 10.0 percent (Year-end 2011: 9.5 percent) are subject to fair-value hedge accounting and 7.0 percent (Year-end 2011: 5.7 percent) are subject to cash-flow hedge accounting.

(2)No assets were classified as held-for-trading other than derivatives held for economic hedging in accordance with IAS39.

(3)Of other financial liabilities, 85.0 percent (Year-end 2011: 86.2 percent) are subject to fair-value hedge accounting.

The current financial uncertainty has not had any significant impact on fair values of assets or liabilities. There have been no significant transfers of assets or liabilities at fair value between the three levels of IFRS 7 fair value hierarchy.

Accumulated changes in the fair value of financial liabilities attributable to changes in credit risk amounted to Skr -435.0  million (Year-end 2011: Skr 209.4 million), which represents a cumulative increase in the book value. Accumulated changes in the fair value of financial liabilities attributable to changes in credit risk have been adjusted at June, 30 2012 from Skr -281.0 million to Skr -207.0 million. For the period January 1 to September 30, 2012 the credit risk component has decreased by Skr 644.4 million (9M11: Skr 0.1 million), which increased the value of financial liabilities and affected operating profit negatively.

Repayments of long-term debt amounting to approximately Skr -20.5 billion (9M11: Skr 29.6 billion) has been effectuated, during the nine-month period and SEK’s own debt repurchase and early redemption amounted to approximately Skr -20.8 billion (9M11: Skr 29.6 billion).

Reclassification

As of July 1, 2008, and October 1, 2008, SEK reclassified certain assets, moving those assets to the category “loans and receivables” from the categories “held-for-trading” and “assets available-for-sale”. The reason for the reclassification was that those assets had been illiquid due to the extraordinary market conditions which existed during late 2008 owing to the global financial crisis, and SEK assessed itself to be able to hold the assets to maturity. Therefore there was no need for impairment of such securities held for trading or securities available for sale. The reclassified assets consist of interest-bearing fixed rate bonds. At the time of the reclassification, the expected cash flows of the reclassified assets were equal to the contractual amounts, including principal and interest.

The aforementioned reclassification of the fair value of assets, previously accounted for as held-for-trading securities, to the category “loans and receivables” occurred on October 1, 2008 with retroactive effect from July 1, 2008. During the first quarter the remaining asset was sold. With respect to the period January 1 to September 30, 2012, total interest revenues of Skr 5.2 million were derived from these reclassified assets, for the same period 2011 the amount was Skr 29.5 million.

Skr mn	September 30, 2012			December 31, 2011
Reclassified financial assets	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except loans	—	—	—	245.4	245.5

The aforementioned reclassification of assets earlier accounted for as “available-for-sale” to the category “loans and receivables” occurred as of October 1, 2008. If SEK had not chosen the reclassification option, the effect reported in other comprehensive income would have been a positive effect of Skr 2.5 million for the period January 1 to September 30, 2012. For the same period in 2011, the reclassification would have affected other comprehensive income by avoiding a positive effect of Skr 25.4 million. With respect to the period January 1 to September 30, 2012, total interest revenues of Skr 16,8 million were derived from these reclassified assets, during the period January 1 to September 30, 2011, total interest revenues of Skr 72.1  million were derived from the reclassified assets. The weighted average effective interest rate for these assets amounted to 0.7 percent.

Skr mn	September 30, 2012			December 31, 2011
Reclassified financial assets	Nominal value	Book value	Fair value	Book value	Fair value
Other interest-bearing securities except loans	—	—	—	1,130.7	1,128.2
Loans in the form of interest-bearing securities	751.0	830.6	830.6	1,019.8	1,019.8
Total	751.0	830.6	830.6	2,150.5	2,148.0

Note 8. Derivatives

	September 30, 2012			December 31, 2011
Derivatives by categories Skr mn	Assets Fair value	Liabilities Fair value	Nominal amounts	Assets Fair value	Liabilities Fair value	Nominal amounts
Interest rate-related contracts	6,684.3	7,095.7	147,681.2	6,169.6	7,226.2	143,469.3
Currency-related contracts	19,018.1	5,483.9	222,101.6	23,182.5	5,089.8	231,600.0
Equity-related contracts	2,772.7	4,873.0	40,688.7	1,952.9	8,747.5	58,498.7
Contracts related to commodities, credit risk, etc.	218.3	985.4	17,579.4	162.0	1,541.3	20,377.5
Total derivatives	28,693.4	18,438.0	428,050.9	31,467.0	22,604.8	453,945.5

In accordance with SEK’s policies with regard to counterparty, interest rate, currency exchange, and other exposures, SEK uses, and is a party to, different kinds of derivative instruments, mostly various interest rate-related and currency exchange-related contracts (swaps, et cetera.). These contracts are carried at fair value in the statements of financial position on a contract-by-contract basis.

SEK uses swap agreements (primarily) to hedge risk exposure inherent in financial assets and liabilities. SEK enters into swap agreements only under ISDA master agreements and all swap contracts are with financial institutions as counterparties. Counterparty risks are managed by using an ISDA Credit Support Annex. Swaps are measured at fair value by using market quoted rates where available. If market quotes are not available, valuation models are used. SEK uses models to adjust the net exposure fair value for changes in counterparties’ credit quality. The models used include both directly observable and non-observable market parameters.

SEK issues debt instruments in many financial markets. A large portion of these are hybrid instruments with embedded derivatives. SEK’s policy is to hedge the risks in these instruments using swaps with offsetting terms in order to obtain effective economic hedges. These hybrid debt instruments are classified as financial liabilities measured at fair value. As there are no market quotes for this group of instruments, internal valuation models, external valuation models, prices from external sources or prices from external parties or brokers for such instruments are used to calculate fair value. The models used include both directly observable and non-observable market parameters.

The nominal amounts of derivative instruments do not reflect real exposures. Where a collateral agreement has been negotiated with the counterparty, the threshold amount under the collateral agreement represents real exposure. Where no collateral agreement has been negotiated with the counterparty, the positive fair value represents the real exposure. In almost all cases SEK has negotiated collateral agreements.

Some credit default swap contracts are derivatives and are accordingly classified as financial assets or liabilities at fair value through profit or loss, whereas others are classified as financial guarantees and therefore carried at amortized cost. As of September 30, 2012,  the nominal amount of credit default swap contracts classified as financial guarantees was Skr 10,801.3 million (Year-end 2011: Skr 15,371.7 million).

Note 9. S-System

SEK administers, for compensation, the Swedish State’s export credit support system, and the State’s related aid credit program (together referred to as the “S-system”). In accordance with its assignment in an owner’s instruction to the company issued by the Swedish State, SEK manages the granting of loans in the S-system. See Note 1(d) in the Annual Report for 2011. The remuneration from the S-system to SEK in accordance with the owner’s instruction, which amounted to Skr 66.1 million for the first nine months of 2012 (9M11: Skr 50.7 million), is shown as a part of interest revenues in the statement of comprehensive income for SEK. The assets and liabilities of the S-system are included in SEK’s statement of financial position.

CIRR loans (Commercial Interest Reference Rate) represent one of the two loan types in the S-system, the other being concessionary loans. The net result in the S-system for the first nine months of 2012 amounted to Skr 59.4 million (9M11: Skr 65.2 million), of which the net result for CIRR loans was Skr 93.6 million (9M11: Skr 96.4 million).

Statement of Comprehensive Income for the S-system Skr mn	Jul-Sep, 2012	Apr-Jun, 2012	Jul-Sep, 2011	Jan-Sep, 2012	Jan-Sep, 2011	Jan-Dec, 2011
Interest revenues	271.7	278.3	231.6	808.3	610.1	862.9
Interest expenses	-233.7	-232.2	-198.4	-684.2	-586.0	-802.5
Net interest revenues	38.0	46.1	33.2	124.1	24.1	60.4
Interest compensation	—	—	0.9	—	90.4	92.4
Remuneration to SEK	-21.9	-23.3	-20.7	-66.1	-50.7	-72.4
Foreign exchange effects	1.2	-1.0	-1.6	1.4	1.4	1.4
Reimbursement to (-) / from (+) the State	-17.3	-21.8	-11.8	-59.4	-65.2	-81.8
Operating profit	0.0	0.0	0.0	0.0	0.0	0.0

Statement of Financial Position for the S-system (included in SEK’s statement of financial position) Skr mn	September 30, 2012	December 31, 2011
Cash and cash equivalents	6.7	20.1
Loans	35,617.7	34,226.9
Derivatives	4.0	4.6
Other assets	2,591.1	2,459.0
Total assets	38,219.5	36,710.6

Liabilities	35,872.9	34,591.8
Derivatives	2,346.6	2,118.8
Equity	—	—
Total liabilities and equity	38,219.5	36,710.6

Commitments
Committed undisbursed loans (see Note 11)	19,976.2	9,036.0

Results under the S-System by type of loan CIRR loans

Skr mn	Jul-Sep, 2012	Apr-Jun, 2012	Jul-Sep, 2011	Jan-Sep, 2012	Jan-Sep, 2011	Jan-Dec, 2011
Net interest revenues	48.7	57.2	43.8	156.6	53.7	100.3
Interest compensation	—	—	0.9	—	90.4	92.4
Remuneration to SEK	-21.3	-22.7	-20.1	-64.4	-49.1	-70.4
Foreign exchange effects	1.2	-1.0	-1.6	1.4	1.4	1.4
Total	28.6	33.5	23.0	93.6	96.4	123.7

Results under the S-System by type of loan Concessionary loans

Skr mn	Jul-Sep, 2012	Apr-Jun, 2012	Jul-Sep, 2011	Jan-Sep, 2012	Jan-Sep, 2011	Jan-Dec, 2011
Net interest revenues	-10.7	-11.1	-10.6	-32.5	-29.6	-39.9
Interest compensation	—	—	—	—	—	—
Remuneration to SEK	-0.6	-0.6	-0.6	-1.7	-1.6	-2.0
Foreign exchange effects	—	—	—	—	—	—
Total	-11.3	-11.7	-11.2	-34.2	-31.2	-41.9

Note 10. Segment Reporting

Segment reporting has been changed as of the fourth quarter of 2011 to better reflect the present internal reporting structure. In accordance with IFRS 8, SEK has the following two segments: direct customer financing and end customer financing. Direct customer financing concerns financing that SEK arranges directly to, or for the benefit of, Swedish exports companies. End customer financing refers to financing that SEK arranges for buyers of Swedish goods and services.

Previously, SEK reported the segments granting of loans and other segments (including advisory services and capital market products). See Note 1 (c) to the Annual Report of 2011 for further information about segment reporting. SEK’s management evaluates its business mainly on the basis of the non-IFRS income measure, operating profit excluding some fair valuation effects recorded according to IFRS. Evaluation of the segments profitability, accounting policies and allocations between segments follows, in accordance with IFRS 8, the information reported to the executive management.

Profit or loss and interest-bearing assets that are not directly assigned to the segments are allocated to an allocation formula, according to internal policies that management believes provide an equitable allocation to the segments.

Consolidated Statement of Comprehensive Income

	Jul-Sep, 2012
Skr mn	Direct customer financing	End customer financing	Reconciliation with the Consolidated Statement of Comprehensive Income	Unrealized changes in value	Total
Net interest revenues and net commissions	269.2	187.0	—	—	456.2
Net results of financial transactions	26.0	42.6	—	—	68.6
Other operating income	—	—	0.1	—	0.1
Operating expenses	-43.5	-73.2	—	—	-116.7
Net credit losses	9.3	22.7	—	—	32.0
Operating profit excl. unrealized changes in fair value	261.0	179.1	0.1	—	440.2
Unrealized changes in value	—	—	—	-343.6	-343.6
Operating profit	261.0	179.1	0.1	-343.6	96.6

Consolidated Statement of Comprehensive Income

	Apr-Jun, 2012		Restated, see note 1
Skr mn	Direct customer financing	End customer financing	Reconciliation with the Consolidated Statement of Comprehensive Income	Unrealized changes in value	Total
Net interest revenues and net commissions	292.1	212.1	—	—	504.2
Net results of financial transactions	16.8	25.4	—	—	42.2
Other operating income	—	—	1.1	—	1.1
Operating expenses	-57.1	-92.4	—	—	-149.5
Net credit losses	-9.5	-36.5	—	—	-46.0
Operating profit excl. unrealized changes in fair value	242.3	108.6	1.1	—	352.0
Unrealized changes in value	—	—	—	-597.2	-597.2
Operating profit	242.3	108.6	1.1	-597.2	-245.2

Consolidated Statement of Comprehensive Income

	Jul-Sep, 2011
Skr mn	Direct customer financing	End customer financing	Reconciliation with the Consolidated Statement of Comprehensive Income	Unrealized changes in value	Total
Net interest revenues and net commissions	265.1	190.5	—	—	455.5
Net results of financial transactions	7.3	13.7	—	—	21.0
Other operating income	—	—	-0.6	—	-0.6
Operating expenses	-48.6	-62.9	—	—	-111.5
Net credit losses	-29.7	-24.8	—	—	-54.5
Operating profit excl. unrealized changes in fair value	194.1	116.5	-0.6	—	309.9
Unrealized changes in value	—	—	—	-56.6	-56.6
Operating profit	194.1	116.5	-0.6	-56.6	253.3

Consolidated Statement of Comprehensive Income

	Jan-Sep, 2012
Skr mn	Direct customer financing	End customer financing	Reconciliation with the Consolidated Statement of Comprehensive Income	Unrealized changes in value	Total
Net interest revenues and net commissions	849.9	618.0	—	—	1,467.9
Net results of financial transactions	124.9	176.1	—	—	301.0
Other operating income	—	—	18.9	—	18.9
Operating expenses	-154.0	-244.6	—	—	-398.6
Net credit losses	3.2	0.9	—	—	4.1
Operating profit excl. unrealized changes in fair value	824.0	550.4	18.9	—	1,393.3
Unrealized changes in value				-803.0	-803.0
Operating profit	824.0	550.4	18.9	-803.0	590.3

Consolidated Statement of Comprehensive Income

	Jan-Sep, 2011
Skr mn	Direct customer financing	End customer financing	Reconciliation with the Consolidated Statement of Comprehensive Income	Unrealized changes in value	Total
Net interest revenues and net commissions	798.2	533.9	—	—	1,332.1
Net results of financial transactions	76.5	53.2	—	—	129.7
Other operating income	—	—	107.7	—	107.7
Operating expenses	-170.4	-189.9	—	—	-360.3
Net credit losses	-65.2	-36.3	—	—	-101.5
Operating profit excl. unrealized changes in fair value	639.1	360.9	107.7	—	1,107.7
Unrealized changes in value	—	—	—	102.5	102.5
Operating profit	639.1	360.9	107.7	102.5	1,210.2

Consolidated Statement of Comprehensive Income

	Jan-Dec, 2011
Skr mn	Direct customer financing	End customer financing	Reconciliation with the Consolidated Statement of Comprehensive Income	Unrealized changes in value	Total
Net interest revenues and net commissions	1,098.1	770.1	—	—	1,868.2
Net results of financial transactions	227.3	254.6	—	—	481.9
Other operating income	—	—	108.8	—	108.8
Operating expenses	-211.5	-288.9	—	—	-500.4
Net credit losses	-71.9	-39.0	—	—	-110.9
Operating profit excl. unrealized changes in fair value	1,042.0	696.8	108.8	—	1,847.6
Unrealized changes in value	—	—	—	41.5	41.5
Operating profit	1,042.0	696.8	108.8	41.5	1,889.1

Interest-bearing assets and Committed undisbursed loans

	September 30, 2012			December 31, 2011
Skr billion	Direct customer financing	End customer financing	Sum of segments	Direct customer financing	End customer financing	Sum of segments
Interest-bearing assets	110.5	157.8	268.3	127.5	147.5	275.0
Committed undisbursed loans	—	34.1	34.1	2.5	22.6	25.1

Reconciliation between sum of segments and the Consolidated Statement of Financial Position

Skr billion	June 30, 2012	December 31, 2011
Sum of segments	268.3	275.0
Derivatives	28.7	31.5
Property, plant, equipment and intangible assets	0.1	0.1
Other assets	4.3	3.9
Prepaid expenses and accrued revenues	2.6	3.7
Other (1)	4.9	5.5
Total	308.9	319.7
Consolidated Statement of Financial Position	308.9	319.7

(1)The line item consists  mainly of call deposits.

Note 11. Contingent Liabilities, Contingent Assets and Commitments

Contingent liabilities and commitments are disclosed in connection with the consolidated statements of financial position as of  September 30, 2012. Contingent liabilities consist of liabilities related to previous loans made by Venantius AB amounting to Skr 1.1 million (Year-end 2011: 1.1 million). Commitments consist of committed undisbursed loans and binding offers. Such committed undisbursed loans represent loan offers that have been accepted by the customer but not yet disbursed as of September 30, 2012. Of the Skr 34,133.1 million of committed undisbursed loans at September 30, 2012 (Year-end 2011: Skr 25,071.8 million), committed undisbursed loans under the S-system represented Skr 19,976.2 million (Year-end 2011: Skr 9,036.0 million). Such commitments under the S-system sometimes include a fixed-rate option, the cost of which is reimbursed by the Swedish state in accordance with an agreement with the state (see Note 9).

As of September 30, 2012  the aggregate amount of outstanding offers amounted to Skr 60.6 billion, a decrease of 5.8 percent since year-end 2011 (Year-end 2011: Skr 64.3 billion). Skr 48.4 billion (Year-end 2011: Skr 57.6 billion) of outstanding offers derived from the S-system. During 2012, SEK has changed its approach to providing offers. The revised method means that either binding or non-binding offers are provided. Binding offers are included in commitments. Skr 35.9 billion of outstanding offers represents binding offers and Skr 24.7 billion represents non-binding offers.

As of September 30, 2012, SEK had, under the security agreements for derivative contracts, made deposits amounting to Skr 2.9 billion (Year-end 2011: Skr 4.3 billion).

Lehman Brothers Finance AG

On April 11, 2012, the Swiss company Lehman Brothers Finance AG. (in liquidation, with PricewaterhouseCoopers as appointed liquidators) (‘LBF’) filed a lawsuit against SEK in the Stockholm District Court.  LBF claims that SEK miscalculated the termination payment that was due to LBF when certain derivative transactions were terminated following the September 2008 bankruptcy of LBF’s parent company, Lehman Brothers Holding Inc.  LBF also claims that SEK was late in paying the amount that SEK calculated as being due.  In its lawsuit, LBF is seeking a payment of approximately US$37 million, plus default interest of approximately US$45 million through March 30, 2012, for a total of US$82 million.  SEK filed a response with the Stockholm District Court on August 31, 2012, stating that it has already paid all amounts that were properly due to LBF.  A first hearing at the Stockholm District Court for the litigation is scheduled for January 2013.  SEK believes that LBF’s claims are without merit and intends to vigorously defend its position.

SEK does not believe it will suffer any significant losses related to the bankruptcy of Lehman Brothers, including the current lawsuit filing. No guarantees on the outcome of SEK’s dispute with LBF can be given.

Note 12. Capital Adequacy and Exposures

Capital Adequacy

The capital adequacy ratio of SEK as a consolidated financial entity, calculated according to Basel II, Pillar 1, as of September 30, 2012 was 24.0  percent (Year-end 2011: 23.3 percent) without taking into account the effects of currently applicable transitional rules (see below).

For further information on capital adequacy, risks and Basel II, see the Risk section of SEK’s Annual Report for 2011.

Capital base

Skr mn	September 30, 2012	June 30, 2012	December 31, 2011
	Restated, see note 1
Tier-1 capital	16,018	15,961	15,375
Tier-2 capital	43	29	n.a.
Total Capital base	16,061	15,990	15,375

Capital base - Adjusting items

Skr mn	September 30, 2012	June 30, 2012	December 31, 2011
	Restated, see note 1
Equity	14,079	13,926	13,968
Equity-portions of untaxed reserves	n.a.	n.a.	n.a.
Expected dividend	-124	-107	-420
Items recognized at fair value	-92	-164	-475
Intangible assets and other adjustments	-107	-100	-88
Tier-1 eligible subordinated debt	2,285	2,437	2,423
Deduction from Tier-1 capital	-23	-31	-33
100% of expected loss in accordance with IRB-calculation	n.a.	n.a.	0
Total Tier-1 capital	16,018	15,961	15,375

Tier-2 eligible subordinated debt	n.a.	n.a.	n.a.
Deduction from Tier-2 capital	n.a.	n.a.	n.a.
100 % of expected surplus in accordance with IRB-calculation	43	29	n.a.
Total Tier-2 capital	43	29	0

Impact on the capital base from expected loss

Expected loss is calculated according to law and regulations, based on information from SEK’s internal ratings-based approach (IRB-approach). Such an expected loss does not represent real, individually anticipated losses, but reflects a theoretically calculated amount. Expected loss is a gross deduction from the capital base. This deduction is decreased by impairments of financial assets for which expected loss is calculated. The difference between recorded impairment and expected loss will adjust the capital base, by a reduction or addition, as the case might be. As of September 30, 2012 the addition to the capital base amounted to Skr 43 million. The amount increased Tier-2 capital. As of December 31, 2011, the deduction from the capital base amounted to Skr 0 million.

Capital Requirements in Accordance with Pillar 1

	September 30, 2012		December 31, 2011
Skr mn	Weighted claims	Required capital	Weighted claims	Required capital
Credit risk standardized method	1,597	128	1,767	141
Credit risk IRB method	60,495	4,839	59,349	4,748
Currency exchange risks	—	—	—	—
Operational risk	4,799	384	4,799	384
Total Basel II	66,891	5,351	65,915	5,273

Basel I-based additional requirement (1)	—	—	—	—
Total Basel II incl. additional requirement	66,891	5,351	65,915	5,273

Total Basel I	78,929	6,314	81,146	6,492

(1)The item “Basel I based additional requirements” is calculated in accordance with § 5 of the law (2006:1372) on implementation of the capital adequacy requirements (2006:1371).

Credit risks

For risk classification and quantification of credit risk SEK uses an internal ratings-based (IRB) approach. The Swedish Financial Supervisory Authority has approved SEK’s IRB approach. Specifically, SEK applies the Foundation Approach. Under the Foundation Approach, the company determines the probability of default within one year (PD) of each of its counterparties, while the Swedish Financial Supervisory Authority establishes the remaining parameters. The Swedish Financial Supervisory Authority has, however, exempted the company, until December 31, 2015, for some exposures. For exposure exempted from the IRB approach, SEK applies the standardized approach when calculating the capital requirement for credit risk.

Operational risks

Regulations include opportunities for companies to use different methods for calculating the capital requirement for operational risk. SEK is applying the standardized approach. Under the standardized approach the capital requirement for operational risk is based on the company’s operations being divided into business areas in accordance with capital adequacy regulations. The capital requirement for respective areas is calculated by multiplying a factor of 12 percent, 15 percent or 18 percent (depending on the business area) by an income indicator. This income indicator consists of the average operating income for the past three financial years. Operating income is calculated as the sum of the following items: interest and leasing income, interest and leasing costs, dividends received, commission income, commission expense, net profit from financial transactions and other operating income.

Transitional rules

Since 2007, the capital requirement has primarily been calculated based on Basel II rules. The Swedish legislature has chosen not to immediately allow the full effect of the Basel II regulations if these rules result in a lower capital requirement than that calculated under the earlier, less risk-sensitive, Basel I rules. During the transition period of 2007-2009, the capital requirement was therefore calculated in parallel on the basis of the Basel I rules. To the extent that the Basel I-based capital requirement — reduced to 95 percent in 2007, 90 percent in 2008, and 80 percent in 2009 — has exceeded the capital requirement based on the Basel II rules, the capital requirement under the abovementioned Basel I-based rules has constituted the minimum capital requirement. In 2009 the Swedish legislature decided to extend the transitional rules until the end of 2011. In 2011 the legislature has determined to further extend the transitional rules. For 2012, therefore, the capital requirement will continue to correspond to the highest capital requirement under the Basel II rules and 80 percent of the capital requirement under Basel I rules.

Capital Adequacy Analysis (Pillar 1)

	September 30, 2012		June 30, 2012		December 31, 2011
	Restated, see note 1
Skr mn	Excl. Basel I based add. requirement	Incl. Basel I based add. requirement	Excl. Basel I based add. requirement	Incl. Basel I based add. requirement	Excl. Basel I based add. requirement	Incl. Basel I based add. requirement
Total capital adequacy	24.0%	24.0%	22.9%	22.9%	23.3%	23.3%
of which related to Tier-1 capital	23.9%	23.9%	22.9%	22.9%	23.3%	23.3%
of which related to Tier-2 capital	0.1%	0.1%	0.0%	0.0%	n.a.	n.a.
Capital adequacy quota (total capital base/total required capital)	3.00	3.00	2.86	2.86	2.92	2.92

According to SEK’s definition, Common Equity Tier-1 capital consists of Tier-1 capital excluding additional Tier-1 capital in the form of perpetual subordinated debt. SEK’s Common Equity Tier-1 capital adequacy ratio amounted to 20.5 percent as of September 30, 2012 (Year-end 2011: 19.6 percent). The definition of what to be computed in Common Equity Tier-1 capital in future capital adequacy regulations has not yet been determined.

Net Exposures

Total net exposures

	Total				Credits & interest-bearing securitites				Undisbursed credits, derivatives, etc
Skr billion	September 30, 2012		December 31, 2011		September 30, 2012		December 31, 2011		September 30, 2012		December 31, 2011
Classified by type of counterparty	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Central governments	8.9	2.5	13.0	4.1	8.1	3.0	11.5	4.2	0.8	1.0	1.5	3.8
Government export credit agencies	163.5	46.5	123.1	39.3	98.3	36.4	101.7	37.0	65.2	81.2	21.4	54.9
Regional governments	25.7	7.3	19.1	6.1	25.5	9.5	18.8	6.9	0.2	0.2	0.3	0.8
Multilateral development banks	2.0	0.6	0.4	0.1	2.0	0.7	0.4	0.1	—	—	—	—
Financial institutions	82.0	23.4	86.5	27.6	69.5	25.7	74.0	26.9	12.5	15.6	12.5	32.0
Corporates	58.2	16.6	55.4	17.7	56.6	20.9	52.1	19.0	1.6	2.0	3.3	8.5
Securitization positions	10.4	3.1	16.1	5.1	10.4	3.8	16.1	5.9	—	—	—	—
Total	350.7	100.0	313.6	100.0	270.4	100.0	274.6	100.0	80.3	100.0	39.0	100.0

Net exposure European countries, excluding the Nordic countries

Skr billion	September 30, 2012	December 31, 2011
Great Britain	19.0	22.0
Germany	13.3	13.7
The Netherlands	8.2	8.1
France	7.4	11.4
Ireland	3.1	4.3
Poland	2.9	3.1
Spain	2.9	3.3
Italy	0.8	0.9
Portugal	0.7	0.8
Switzerland	0.5	3.3
Belgium	0.2	1.8
Greece	—	—
Other countries	4.5	2.0
Total	63.5	74.7

Net exposures to counterparties in Ireland, Italy, Portugal and Spain amounted to Skr 7.5 billion at September 30, 2012 (Year-end 2011: Skr 9.3 billion).

Asset-backed securities held

The tables below include current aggregated information regarding SEK’s total net exposures (after effects related to risk-coverage) related to asset-backed securities held and to current rating. Ratings in the table as of September 30, 2012 are stated as the second lowest of the ratings from Standard & Poor’s, Moody’s and Fitch.

When only two ratings are available the lowest is stated. All of these assets represent first-priority tranches, and they have all been rated ‘AAA’/’Aaa’ by Standard & Poor’s or Moody’s at acquisition.

	September 30, 2012
Net exposures Skr mn Exposure(1)	RMBS(2)	Auto Loans	CMBS(2)	Consumer loans	CDO(2)	CLO(2)	Total	...of which rated ‘AAA’	...of which rated ‘AA+’		...of which rated ‘AA’		...of which rated ‘AA-’		...of which rated ‘A+’		...of which rated ‘A’		...of which rated ‘A-’		...of which rated ‘BBB+’		...of which rated ‘BBB-’		...of which rated ‘BB’		...of which CDO rated ‘CCC’
Australia	2,768	—	—	—	—	—	2,768	2,768	—		—		—		—		—		—		—		—		—		—
Germany	—	38	65	—	—	—	103	38	65	(3)	—		—		—		—		—		—		—		—		—
Ireland	804	—	—	—	—	1,382	2,186	1,382	—		—		—		—		—		—		371	(3)	—		433	(3)	—
Netherlands	648	—	—	—	—	—	648	648	—		—		—		—		—		—		—		—		—		—
Portugal	314	—	—	—	—	—	314	—	—		—		—		—		—		155	(3)	—		159	(3)	—		—
Spain	823	35	—	27	—	137	1,022	—	—		—		35	(3)	63	(3)	228	(3)	497	(3)	—		—		199	(3)	—
United Kingdom	619	—	—	—	—	21	640	452	—		167	(3)	21	(3)	—		—		—		—		—		—		—
United States	—	—	—	—	140	2,157	2,297	1,536	621	(3)	—		—		—		—		—		—		—		—		140	(4)
Total	5,976	73	65	27	140	3,697	9,978	6,824	686		167		56		63		228		652		371		159		632		140

(1)Exposures are assessed on the domicile of the issuance which is consistent with the underlying assets’ domicile except for Ireland where the majority of the underlying assets are in France, United Kingdom and Germany.

(2) RMBS = Residential Mortgage-Backed Securities

CMBS =Commercial Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

(3)Of these assets amounting to Skr 3,014 million, still Skr 874 million have the highest-possible rating from at least one of the rating institutions.

(4)These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 to 2012, by Standard & Poor’s from ‘AAA’ to ‘NR’ (after being downgraded to ‘D’), by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘C’. Due to the dramatic rating downgrades, SEK has analyzed the expected cash flows of the assets and has recorded related impairments. The impairments amounted to Skr 458 million in total as of September 30, 2012.

	December 31, 2011
Net exposures Skr mn Exposure(1)	RMBS(2)	Auto Loans	CMBS(2)	Consumer loans	CDO(2)	CLO(2)		Total	...of which rated ‘AAA’	...of which rated ‘AA+’		...of which rated ‘AA’		...of which rated ‘AA-’		...of which rated ‘A+’		...of which rated ‘A’		...of which rated ‘BBB+’		...of which rated ‘BBB’		...of which rated ‘BBB-’		...of which rated ‘BB’		...of which CDO rated ‘CCC’
Australia	3,550	—	—	—	—	—		3,550	3,550	—		—		—		—		—		—		—		—		—		—
Belgium	760	—	—	—	—	—		760	760	—		—		—		—		—		—		—		—		—		—
France	—	24	—	—	—	—		24	24	—		—		—		—		—		—		—		—		—		—
Germany	—	102	70	—	—	—		172	102	70	(4)	—		—		—		—		—		—		—		—		—
Ireland	920	—	—	—	—	1,465	(3)	2,385	1,465	—		—		45	(4)	—		—		592	(4)	283	(4)	—		—		—
Netherlands	834	—	—	—	—	—		834	834	—		—		—		—		—		—		—		—		—		—
Portugal	351	—	—	—	—	—		351	—	—		—		—		—		171	(4)	—		—		180	(4)	—		—
Spain	962	65	—	66	—	209		1,302	452	50	(4)	16	(4)	496	(4)	44	(4)	24	(4)	—		—		—		220	(4)	—
United Kingdom	3,246	—	—	—	—	57		3,303	3,044	—		259	(4)	—		—		—		—		—		—		—		—
United States	—	—	—	—	151	2 790		2,941	2,132	658	(4)	—		—		—		—		—		—		—		—		151	(5)
Total	10,623	191	70	66	151	4,521		15,622	12,363	778		275		541		44		195		592		283		180		220		151

(1) Exposures are assessed on the domicile of the issuance which is consistent with the underlying assets’ domicile except for Ireland where the majority of the underlying assets are in France, United Kingdom and Germany.

(2) RMBS = Residential Mortgage-Backed Securities

CMBS =Commercial Mortgage-Backed Securities

CDO = Collateralized Debt Obligations

CLO = Collateralized Loan Obligations

(3) In the fourth quarter of 2011 SEK decided not to take account of a credit derivative to cover the risk of an Irish CLO amounting to Skr 1,465 million at 31 December 2011. The issuer of this credit derivative has a lower rating than the underlying CLO, which is rated ‘AAA’.

(4)Of these assets amounting to Skr 3,108 million, still Skr 1,535 million have the highest-possible rating from at least one of the rating institutions.

(5)These assets consist of two CDOs (first-priority tranches) with end-exposure to the U.S market. There have been no delays with payments under the tranches. However, the ratings of the assets have been downgraded dramatically during 2008 to 2011, by Standard & Poor’s from ‘AAA’ to ‘NR’ (after being downgraded to ‘D’), by Moody’s from ‘Aaa’ to ‘Ca’ and by Fitch from ‘AAA’ to ‘C’. Due to the dramatic rating downgrades, SEK has analyzed the expected cash flows of the assets and has recorded related impairments. The impairments amounted to Skr 491 million in total as of December 31, 2011.

Note 13. Transactions with Related Parties

Transactions with related parties are described in Note 28 in SEK’s Annual Report for 2011. No material changes have taken place in relations or transactions with related parties compared to the descriptions in the Annual Report for 2011. SEK has invested in treasury bills issued by the Swedish National Debt Office during the second quarter of 2012. The holding amounted to Skr 2,693.4 million as of September 30, 2012 (Year-end 2011: Skr 1,995.3 million).

Note 14.  Events After the Reporting Period

No events with significant impact on the information in the report have occurred after the reporting period’s end.

The Board of Directors and the President confirm that this Interim Report provides a fair overview of the Parent Company’s and the Consolidated Group’s operations and their respective financial position and results, and describes material risks and uncertainties facing the Parent Company and other companies in the Consolidated Group.

Stockholm, October 24, 2012

AB SVENSK EXPORTKREDIT

SWEDISH EXPORT CREDIT CORPORATION

SEK has established the following expected dates for the publication of financial information and other related matters:

January 29, 2013                           Year-end Report for the period October 1, 2012-December 31, 2012

The report contains information that SEK will disclose pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication on October 24, 2012.

Additional information about SEK, including investor presentations and the Annual Report for the financial year 2011, is available at www.sek.se

Supplemental Information

(1)SEK has restated its consolidated financial statements for the second quarter 2012, in order to correct certain errors in the valuation of financial instruments.

(2)Net profit, after taxes, expressed as a percentage per annum of current year´s average equity. The definition has been amended to conform to the owner’s definition of return on equity. The return on equity was until 2011 based on the opening balance of equity, adjusted for dividends paid during the period, reserves related to financial assets available-for-sale and reserves for cash-flow hedge accounting.

(3)Operating profit excluding unrealized changes in fair value of certain financial instruments (page 10, Performance measurement). This excludes a gain amounting to Skr 323.5 million that was realized when a few large interest rate and currency derivatives were closed out in order to prepare for the new regulatory framework for large exposures which comes into force at the turn of 2012/2013. The derivatives were replaced with new derivative instruments at market terms.

(4)New customer financing includes new loans accepted and syndicated customer transactions. It refers to all loans accepted, regardless of maturities.

(5)Amounts of loans include all loans, including loans granted in the form of interest-bearing securities, as well as loans granted by traditional documentation. SEK considers that these amounts reflect SEK’s actual lending volumes. Comments on lending volumes in this report therefore relate to amounts based on this definition (see Note 6).

(6)During 2012, SEK has changed its approach to providing offers. The revised method involves providing binding or non-binding offers. Binding offers are included in commitments.

(7)New borrowing with maturities exceeding one year.

(8)Total capital adequacy ratio expressed as a percentage of risk-weighted assets in accordance with Basel II, Pillar 1, calculated in accordance with §5 of the law (Law 2006:1372) that details the implementation of the law (Law 2006:1371) regarding capital adequacy and large exposures. See Note 12.

(9)Total capital adequacy ratio expressed as a percentage of risk-weighted assets in accordance with Basel II, Pillar 1, excluding adjustments for valid transitional rules regarding required minimum capital. See Note 12 “Capital Adequacy and Exposures ”, in this Interim Report for a complete description of the calculation of required minimum capital during the transitional period.

(10)Tier-1 capital adequacy ratio expressed as a percentage of risk-weighted assets in accordance with Basel II, Pillar 1, calculated in accordance with §5 of the law (Law 2006:1372) that details the implementation of the law (Law 2006:1371) regarding capital adequacy and large exposures. See Note 12.

(11)According to SEK’s definition, common equity Tier-1 capital consists of Tier-1 capital excluding additional Tier-1 capital (in the form of perpetual subordinated debt).